Filed by SilverBox Engaged Merger Corp I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SilverBox Engaged Merger Corp I

Commission File No.: 001-40118

The following is a transcript of an interview with Evan Hafer, Chief Executive Officer and Founder of Black Rifle Coffee Company, by Yahoo! Finance:

Yahoo! Finance Live (Full Interview)

https://app.criticalmention.com/app/#clip/view/710c4b69-5443-4b95-a7c0-80b58562f1cc?token=98275a54-8edb-47dc-9b0d-48979f62e2e8

November 2, 2021

Reporter: Welcome back to Yahoo Finance Live, Black Rifle Coffee Company announced today it's going into a deal worth $1.7 billion and is expected to close in the first quarter of 2022. For more on this, we have Evan Hafer, CEO and Founder of Black Rifle Coffee Company with us to discuss. Evan, thank you so much for joining us today. Tell us a little bit more about this deal. Why now for this plan to go public, and what is your company’s plan for the cash that will hit your balance sheet as a result of this deal?

Evan: I think now is important based on the timing. We looked at it for the last several years. This has always been a goal, directly related to our mission of hiring 10,000 veterans. I think this is a good time for the company to announce this. With the partnership with Silverbox, they were aligned with our mission and our intent specifically along the lines of our philanthropic endeavors. We want to capitalize on the inertia of the brand. We want to share the success with the shareholders, and it felt like the right time for the company with the right partnership.

Brian Sozzi: Evan, thank you for your service to this country. As part of this deal, you’ll get $225 million put on your balance sheet. Where do you plan to spend that money?

Evan: We have two big growth initiatives for the company. We're a hyper successful omni channel company now, but the big initiatives will be in outposts aka coffee shops and ready-to-drink. Our ready-to-drink is right now sold in stores nationwide. We will be expanding those initiatives. The coffee shops are a really big proponent, to be able to hire more veterans and serve the customers where they live. Those are the two big investment initiatives we'll be making over the next couple of years.

Reporter 1: I’d also like to ask, in terms of location expansion, where are you seeing the biggest opportunities here? There is considerable competition already in the coffee space already and the beverage space.

Evan: Right. I think with Black Rifle Coffee the difference is we're an authentic American company, we’re a true american success story. I think people are hungry in the United States for a brand that represents them and their success story. there's a sea of inauthenticity as far as corporate america. Black Rifle, from my perspective, i started this company in my garage seven years ago. Before that I was working in Afghanistan and Iraq. We founded it with a group of my other veteran friends. I think people are hungry to go out and experience a coffee company that represents their values and is mission-driven and dedicated toward giving back to the veteran community. It's something we do and strive for every day. It's not only serving a great cup of coffee but what can we turn the coffee drinkers -- what can we turn their dollars into as far as good philanthropic endeavors. The big expansion is going to be within the coffee shops themselves, being able to experience the brand in a totally different way. The subscription is always going to be a big component of the company, it’s one of my favorites. I started it so I could deliver fresh roasted coffee to doorsteps, but now it's time for the next level of the company.

Sozzi: Evan, what do you say to those critics who point to your marketing on your cans and the support for police. I mean do you just say your brand may just not be for them?

Evan: First and foremost, I served the country for more than 20 years. I served alongside some of the most heroic, service-driven people this country has ever produced either overseas or here. A lot of the veterans transition into law enforcement, first responders. There are a group of people who love their country and are passionate about serving their communities - those are my people. I think there are a lot of people in the United States that represents their values and their connection. To be honest with you, I'm not really that concerned. I love this country. I'm never ashamed to say that. I love the wide variety of people that have served this country in varying capacities. I love connecting with my customers across the country. This is not just about how big can a company get, this is about connecting with the customer and then giving back with a real mission to the veteran community. I can't think of a better country to celebrate that story in.

Sozzi: I'm sure you're going to get these questions now that you'll be a public company, Evan, but should your brand be associated with that far right community, or is that not the case?

Evan: The brand is associated with people that love America, and they're not ashamed about that. This country has given me so many different opportunities. You know, I grew up in a very rural community in northern Idaho, generations of loggers, and I've been able to travel the world and experience so many different countries and so many different things, directly representing and serving the U.S. Constitution. It's time for me to give that back. The customers who believe in that mission and believe in the American success story, they're going to be attracted to this regardless of political party affiliation. I think there are a lot of people who truly do love to celebrate America, and that's me.

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

Certain statements in this communication are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Authentic Brands, LLC (the “Company”) or SilverBox Engaged Merger Corp I (“SBEA”). Forward-looking statements generally relate to future events or SBEA’s or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SBEA and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) SBEA’s ability to complete the business combination; (2) the outcome of any legal proceedings that may be instituted against SBEA, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of SBEA, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SBEA’s final prospectus relating to its initial public offering dated February 25, 2021, in the registration statement on Form S-4 (the “Form S-4”) relating to the business combination to be filed with the Securities and Exchange Commission (the “SEC”), and in subsequent filings with the SEC, including the final prospectus/proxy statement relating to the business combination. There may be additional risks that neither SBEA nor the Company presently know or that SBEA and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SBEA nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication.

Additional Information about the Proposed Business Combination and Where to Find It

This communication is being made in respect of the proposed transaction involving SBEA and the Company. In connection with the proposed business combination, the Form S-4 is expected to be filed by a newly-formed holding company (“PubCo”) with the SEC that will include a proxy statement of SBEA and that will also include a prospectus of PubCo. SBEA’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE FORM S-4, INCLUDING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE AMENDMENTS THERETO AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT SBEA, PUBCO, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SBEA as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

SBEA, PubCo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SBEA’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in SBEA is contained in SBEA’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SBEA in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination that will be filed on Form S-4 when available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.